UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 16)

ALCATEL LUCENT

(Name of Subject Company (Issuer))

NOKIA CORPORATION

(Name of Filing Person (Offeror))

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:
Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4 145 668 508	$417 468.82

*	For purposes of calculating the filing fee only. This amount is based upon the market value of the securities to be acquired in the U.S. Offer (as defined below) and was calculated as the sum of (a) the product of (i) 589 280 298 Alcatel Lucent ordinary shares, nominal value EUR 0.05 per share, estimated to be held by U.S. holders and (ii) the average of the high and low sales prices of Alcatel Lucent ordinary shares reported on Euronext Paris on November 13, 2015 (converted into U.S. Dollars on the basis of an exchange rate of EUR 1.00 = $1.0722, which was the Federal Reserve Bank of New York noon buying rate on that date) and (b) the product of (i) 472 058 361 Alcatel Lucent American depositary shares estimated to be outstanding and the average of the high and low sales prices of Alcatel Lucent American depositary shares reported on the New York Stock Exchange on November 13, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $100.70 per $1 million of the value of the Alcatel Lucent ordinary shares subject to the U.S. Offer (including Alcatel Lucent ordinary shares underlying all of Alcatel Lucent’s outstanding American depositary shares) proposed to be acquired.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435 497.29	Filing Party: Nokia Corporation
Form or Registration No.: 333-206365	Date Filed: November 13, 2015

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	Third party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going private transaction subject to Rule 13e-3
☒	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 013904305	Schedule 13D/A

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 229 781 376 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 229 781 376 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 229 781 376(1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 92.3% (2) representing 92.3% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing (i) 2 479 507 673 ordinary shares, nominal value EUR 0.05 per share (the “Alcatel Lucent Shares”) of Alcatel Lucent a French société anonyme (“Alcatel Lucent”), (ii) 316 470 277 Alcatel Lucent Shares represented by Alcatel Lucent American depositary shares, each representing one Alcatel Lucent Share (the “Alcatel Lucent ADSs”), (iii) 266 590 101 Alcatel Lucent Shares issuable on conversion of the 211 579 445 EUR 628 946 424.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (the “2018 OCEANEs”) held by Nokia Corporation (“Nokia”) convertible into Alcatel Lucent Shares at the current conversion ratio of 1.26, (iv) 74 051 036 Alcatel Lucent Shares issuable on conversion of the 57 852 372 EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (the “2019 OCEANEs”) held by Nokia convertible into Alcatel Lucent Shares at the current conversion ratio of 1.28, and (v) 93 162 289 Alcatel Lucent Shares issuable on conversion of the 72 783 038 EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2018 OCEANEs and the 2019 OCEANEs, the “OCEANEs”; the Alcatel Lucent Shares, Alcatel Lucent ADS and OCEANEs collectively “Alcatel Lucent Securities”) held by Nokia convertible into Alcatel Lucent Shares at the current conversion ratio of 1.28.
(2)	Based on the maximum number of 3 497 787 857 Alcatel Lucent Shares (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) outstanding as of February 3, 2016 as provided to Nokia by Alcatel Lucent.
(3)	Based on the maximum number of 3 500 689 903 theoretical Alcatel Lucent voting rights (including such rights represented by Alcatel Lucent ADSs or issuable upon conversion of OCEANEs held by Nokia) outstanding as of February 3, 2016 as provided to Nokia by Alcatel Lucent.

This Amendment No. 16 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Nokia Corporation (“Nokia”), a Finnish corporation. The Schedule TO relates to Nokia’s offer to:

•	all U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) of Alcatel Lucent Shares,

•	all holders of outstanding Alcatel Lucent ADSs, wherever located, and

•	all U.S. holders of outstanding the Alcatel Lucent OCEANEs. (the “U.S. Offer”).

Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer. Holders of Alcatel Lucent Securities who are restricted from participating in the U.S. Offer pursuant to the Sanctions (as defined in the Exchange Offer/Prospectus) may not participate in the U.S. Offer.

This offer is being made on the terms and subject to the conditions set forth in the exchange offer/prospectus, dated November 12, 2015 (the “Exchange Offer/Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs, Notice of Guaranteed Delivery, Letter of Transmittal for the subsequent offering period, Notice of Guaranteed Delivery for the subsequent offering period and Letter to Alcatel Lucent Security Holders, attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(vi), (a)(1)(vii), and (a)(1)(viii) respectively, and incorporated herein by reference. Concurrently with the U.S. Offer, Nokia is also making, on substantially similar terms and subject to the same conditions a French offer (the “French Offer” and, together with the U.S. Offer, the “Exchange Offer”) open to all holders of Alcatel Lucent Shares who are located in France. Holders of Alcatel Lucent Shares located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer. Together, the U.S. Offer and the French Offer are being made for all the outstanding Alcatel Lucent Shares, including Alcatel Lucent Shares represented by Alcatel Lucent ADSs and OCEANEs.

This Amendment No. 16 also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D (“Schedule 13D”) filed by Nokia on January 26, 2016 with the Commission with respect to the Alcatel Lucent Securities.

All capitalized terms used in this Amendment No. 16 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

ITEM 1-9 AND 11 OF THE SCHEDULE TO AND ITEM 5 OF THE SCHEDULE 13D

Items 1-9 and 11 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Completion of the Subsequent Offering Period

On February 10, 2016, the AMF published the final results of the subsequent offering period indicating that 426 695 572 Alcatel Lucent Shares, 52 286 668 Alcatel Lucent ADSs, 4 795 096 of the 2018 OCEANEs, 19 971 720 of the 2019 OCEANEs, and 56 644 832 of the 2020 OCEANEs have been tendered into the subsequent offering period. As a consequence, following settlement of the subsequent offering period, which is expected to occur on February 12, 2016, Nokia will hold 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent, 99.62% of the outstanding 2018 OCEANEs, 37.18% of the outstanding 2019 OCEANEs, and 68.17% of the outstanding 2020 OCEANEs. This equates to Nokia holding 88.07% of the share capital on a fully diluted basis.

Nokia will convert all of the OCEANEs it will hold following settlement of the subsequent offering period on February 12, 2016. Consequently, less than 15% of the 2018 OCEANEs will be outstanding and Nokia will cause Alcatel Lucent to redeem at par value, plus accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, pursuant to the terms and conditions of such OCEANE convertible bonds. After the conversion of the OCEANEs tendered into the subsequent offering period at the applicable conversion ratios, Nokia will hold, following settlement of the subsequent offering period, 92.34% of the share capital and at least 92.26% of the voting rights of Alcatel Lucent.

As previously announced, Alcatel Lucent will terminate its ADS program following the settlement of the subsequent offering period, on February 24, 2016, and Nokia intends to delist the Alcatel Lucent ADSs from the NYSE and, subject to applicable law, deregister the Alcatel Lucent ADSs under U.S. securities laws.

Based on the results of the subsequent offering period, Nokia will issue 320 701 193 new Nokia Shares as consideration for the Alcatel Lucent Securities tendered into the subsequent offering period. The new Nokia Shares will be issued in deviation from shareholders’ pre-emptive right to subscription based on a resolution by the Nokia board of directors on January 6, 2016 and an authorization by the extraordinary general meeting held on December 2, 2015.

The new Nokia Shares will be paid by contribution in kind with Alcatel Lucent Securities that have been tendered into the subsequent offering period. The subscription price will be recorded in Nokia’s fund for invested non-restricted equity and, consequently, Nokia’s share capital will remain unchanged at EUR 245 896 461.96.

Nokia expects to register the new Nokia Shares with the Finnish Trade Register on February 12, 2016. After the registration the total number of Nokia Shares will equal 5 769 443 837. The new Nokia Shares will carry the right to dividends and all other shareholder rights as of the registration date. The trading in the new Nokia Shares is expected to commence on Nasdaq Helsinki and Euronext Paris as of February 15, 2016 and the trading in the new Nokia ADSs is expected to commence on the NYSE as of February 15, 2016. The delivery by Euronext Paris of the new Nokia Shares to the relevant financial intermediaries of Alcatel Lucent Security holders is expected on February 15, 2016 and the new Nokia ADSs are expected to be registered in the name of the former registered Alcatel Lucent ADS holders on February 12, 2016.”

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the price per Alcatel Lucent Share of €3.7228 to the last row of the table representing the price per Alcatel Lucent Share received by Mr. Alwan in connection with his accelerated Alcatel Lucent Performance Shares.

Furthermore, Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following two rows to the end of the transaction table:

Name	Date	Number of Alcatel Lucent Performance Shares	Number of Alcatel Lucent Stock Options	Number of Alcatel Lucent Shares	Number of Alcatel Lucent ADSs	Price per Alcatel Lucent Share or ADS / Consideration	Type of Transaction
Bhaskar Gorti	*	210 000	0	0	0	€3.7228	Open Market Sale
Federico Guillén	*	344 987	0	0	0	€3.7228	Open Market Sale

*	Mr. Gorti and Mr. Guillén opted to accelerate their Alcatel Lucent Performance Shares pursuant to Alcatel Lucent’s acceleration offer to the holders of Alcatel Lucent Performance Shares, described fully in the Exchange Offer/Prospectus. As a result, Mr. Gorti and Mr. Guillén received an indemnity of Alcatel Lucent Shares subject to certain conditions and restrictions, including an undertaking to sell the Alcatel Lucent Performance Shares on the open market no later than two business days prior to the last day of the subsequent offering period. To facilitate this sale, Société Générale aggregated the Alcatel Lucent Shares resulting from the acceleration of Alcatel Lucent Performance Shares and sold them on the open market in small batches between January 7, 2016 and February 1, 2016. After completing the sale of all such Alcatel Lucent Shares, Société Générale averaged the sale price per Alcatel Lucent Share resulting from the acceleration of the Alcatel Lucent Performance Shares over the period and will distribute the proceeds to the former holders of the Alcatel Lucent Performance Shares.

ITEM 12	EXHIBITS OF THE SCHEDULE TO

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(lxx)	Press Release Announcing the Results of the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

(a)(5)(lxxi)	Updated Individual Shareholder Public Exchange Offer FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

(a)(5)(lxxii)	Press Release Announcing the Redemption of the Senior Notes Issued by Alcatel-Lucent U.S.A. Inc (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

February 10, 2016

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(ii)	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iii)	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(v)	Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(vi)	Form of Letter of Transmittal for the Subsequent Offering Period

(a)(1)(vii)	Notice of Guaranteed Delivery for the Subsequent Offering Period

(a)(1)(viii)	Letter to Alcatel Lucent Security Holders

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

(a)(5)(i)	Press release announcing the Exchange Offer for Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(ii)	Nokia / Alcatel Lucent Factsheet (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iii)	Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iv)	Speech by Risto Siilasmaa, Chairman of the board of directors of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(v)	Presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vi)	Innovation presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vii)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(viii)	Transcript of Town Hall Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(ix)	Transcript of Press Conference in Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(x)	Transcript of Call with Employees (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xi)	Transcript of Speech to Employees by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xii)	Senior Leader Key Messages (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiii)	Employee FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiv)	Press release Announcing Jorg Erlemeier Appointed Integration Planning Head (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xv)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xvi)	Investor Relations Script for Q1 Results (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 30, 2015)

(a)(5)(xvii)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia, at Annual General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on May 5, 2015)

(a)(5)(xviii)	Investor Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xix)	Investor Q&A (process and technical) (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xx)	Press Release Announcing U.S. Department of Justice Permission (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 17, 2015)

(a)(5)(xxi)	Press Release Announcing European Commission Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on July 24, 2015)

(a)(5)(xxii)	SEC Form F-4 Filing Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiii)	Press Release Announcing Form F-4 Filing (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiv)	Press Release Announcing Signing of Memorandum of Understanding to Combine Nokia China and Alcatel Lucent Shanghai Bell (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 28, 2015)

(a)(5)(xxv)	Press Release Announcing Committee on Foreign Investment in the United States Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 14, 2015)

(a)(5)(xxvi)	Senior Leaders Letter (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 16, 2015)

(a)(5)(xxvii)	Press Release Announcing Affirmation of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxviii)	Overview of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxix)	Convertible Bond Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 29, 2015)

(a)(5)(xxx)	Press Release Announcing Planned Leadership and Organizational Structure for Combined Company (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 7, 2015)

(a)(5)(xxxi)	Press Release Announcing Clearance from China’s Ministry of Commerce (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 20, 2015)

(a)(5)(xxxii)	Press Release Announcing Receipt of All Regulatory Approvals (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 21, 2015)

(a)(5)(xxxiii)	Press Release Announcing Convening of Nokia’s Extraordinary General Meeting and Reiterating Unanimous Recommendation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 22, 2015)

(a)(5)(xxxiv)	Press Release Announcing Finnish Financial Supervisory Authority Approval of Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 23, 2015)

(a)(5)(xxxv)	English Language Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 26, 2015)

(a)(5)(xxxvi)	Nokia Extraordinary General Meeting 2015 Proxy Materials (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 27, 2015)

(a)(5)(xxxvii)	Press Release Announcing Optimization of Capital Structure and Planned Public Exchange Offer for Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxviii)	Press Release Announcing Filing of Draft Public Exchange Offer Document with French Stock Market Authority (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxix)	Press Release Announcing French Stock Market Approval of Nokia’s Public Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxx)	Presentation to Industry Analysts (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxxi)	Offer Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 13, 2015)

(a)(5)(xxxxii)	Press Release Announcing Supplement to Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiii)	Presentation to Investors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiv)	Press Release Announcing Filing of the “Other Information” Document, Publication of the Timetable for the Exchange Offer and Approval of Nokia’s Listing on Euronext Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxv)	“Other Information” Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvi)	English Language Finnish Listing Prospectus Supplement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvii)	Press Release Announcing the Launch of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxviii)	Summary Offer Document Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxix)	Digital Awareness Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(l)	Banner Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(li)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(lii)	Press Release Announcing Results of the Nokia Emergency General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 2, 2015)

(a)(5)(liii)	Speech given at the Nokia Emergency General Meeting by Risto Siilasmaa, chairman of the Nokia board of directors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(liv)	Speech given at the Nokia Emergency General Meeting by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(lv)	Individual Shareholder Public Exchange Offer Frequently Asked Questions (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 10, 2015)

(a)(5)(lvi)	Press Release Reminding Alcatel-Lucent Security Holders that Nokia May Waive the Minimum Tender Condition (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lvii)	Transcript of a Voicemail Reminding Alcatel-Lucent of the Expiration Time of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lviii)	Tweets by Nokia in Connection with the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 14, 2015)

(a)(5)(lix)	Press Release Announcing Closing of the Initial Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 23, 2015)

(a)(5)(lx)	Press Release Announcing the Interim Results and Success of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 4, 2016)

(a)(5)(lxi)	Press Release Announcing the Final Results of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 5, 2016)

(a)(5)(lxii)	Press Release Announcing the Issuance of Nokia Shares to the Holders of Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 6, 2016)

(a)(5)(lxiii)	Press Release Announcing the Settlement of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 7, 2016)

(a)(5)(lxiv)	Press Release Confirming the Composition of the Board and Announcing the Composition of the Board Committees and Leadership Team (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 8, 2016)

(a)(5)(lxv)	Press Release Announcing the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvi)	Press Release Announcing First Day of Combined Operations of Nokia and Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvii)	Tweets by Nokia in Connection with the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxviii)	Press Release Announcing the Closing of the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 3, 2016)

(a)(5)(lxix)	Updated Individual Shareholder Public Exchange Offer FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 4, 2016)

(a)(5)(lxx)	Press Release Announcing the Results of the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

(a)(5)(lxxi)	Updated Individual Shareholder Public Exchange Offer FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

(a)(5)(lxxii)	Press Release Announcing the Redemption of the Senior Notes Issued by Alcatel-Lucent U.S.A. Inc (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on February 10, 2016)

(b)	None

(d)	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A., as amended (incorporated herein by reference to Exhibits 2.1 and 2.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365)

(g)	None

(h)	None